UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

66 Seymour Street, Second Floor
London, W1H 5BT
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):				☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):				☐

International Game Technology PLC Announces Upcoming Departure of Beatrice H. Bassey from Board of Directors

International Game Technology PLC (NYSE:IGT) (“IGT” or the “Company”) today announced that that Beatrice H. Bassey has informed the Company of her intention not to stand for re-election as a member of the Company’s Board of Directors at the Company’s upcoming annual general meeting of shareholders (the “AGM”) to be held on May 11, 2021. Ms. Bassey will serve out her remaining term, but will depart from the Company’s Board of Directors and its Nominating and Corporate Governance Committee effective immediately after the conclusion of the AGM. Ms. Bassey has advised the Company that her intent not to stand for re-election is due to other professional commitments, as well as challenges posed by the ongoing COVID-19 pandemic. Ms. Bassey further advised the Company that her departure is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

As a result, the proposed resolution for her continued appointment to the Board of Directors (resolution number 5) which was included in the notice of AGM and proxy materials distributed to shareholders, and furnished to the U.S. Securities Exchange Commission on Form 6-K on April 1, 2021, is now withdrawn. The withdrawal of resolution number 5 does not otherwise affect the validity of the notice of AGM, the proxy form or any proxy votes already submitted on other proposed resolutions. The numbering of all other proposed resolutions at the AGM will remain unchanged.

The size of the Company’s Board of Directors will be reduced to ten directors effective immediately after the conclusion of the Company’s AGM on May 11, 2021.

The following exhibit is furnished herewith:

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Announces Upcoming Departure of Beatrice H. Bassey from Board of Directors,” dated April 21, 2021

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Announces Upcoming Departure of Beatrice H. Bassey from Board of Directors,” dated April 21, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 21, 2021	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Company Secretary

4